Exhibit 5.1
November 15, 2007
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, Massachusetts 02453

Re:	Securities Being Registered under Registration Statement on Form S-3
Ladies and Gentlemen:
     We have acted as counsel to Inverness Medical Innovations, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale under that certain Registration Statement (File No. 333-138919), filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2006 (the “Registration Statement”) of (i) up to 13,634,302 shares (the “Company Shares”) of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), including Company Shares purchasable by the underwriters upon their exercise of an over-allotment option granted to the underwriters by the Company, to be sold by the Company, (ii) up to 127,788 shares of Common Stock (the “Selling Stockholder Shares”) to be sold by the selling stockholders listed in the prospectus supplement filed with the Commission on November 15, 2007 (the “Selling Stockholders”) and (iii) up to 37,910 shares of Common Stock to be sold by the Selling Stockholders that are issuable upon exercise of currently outstanding options (the “Option Shares” and together with the Company Shares and the Selling Stockholder Shares, the “Shares”). The Shares are being sold to the several underwriters named in, and pursuant to, an underwriting agreement among the Company, the Selling Stockholders and such underwriters (the “Underwriting Agreement”).
     We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates and other inquiries of officers of the Company.
     The opinion expressed below is limited to the Delaware General Corporation Law (which includes applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the Delaware General Corporation Law and the Delaware Constitution).
     Based on the foregoing, we are of the opinion that (i) the Company Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable, (ii) the Selling Stockholder Shares have been duly authorized and validly issued, and are fully paid and non-assessable and (iii) the Option Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the options pursuant to which the Option Shares are issuable, will be validly issued, fully paid and non-assessable.

     We hereby consent to the use of this opinion as an exhibit to the Company’s Current Report on Form 8-K dated November 14, 2007 which is incorporated by reference into the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,
/s/ Goodwin Procter LLP